                                                                  Exhibit 23.2




                       Consent of Independent Auditors







The Board of Directors
SSP Solutions, Inc.:


We consent to the incorporation herein by reference of our report dated March 26, 2001, except as to the seventh paragraph of Note 1 and the second paragraph of Note 5, which are dated as of April 17, 2001, relating to the consolidated balance sheets of Litronic Inc. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000, and the related schedule, which report appears in the December 31, 2000, annual report on Form 10-K of Litronic Inc.



                                           /s/ KPMG LLP



Orange County, California
November 12, 2001